Exhibit 99.1

E-House Enters into Definitive Agreement for Going Private Transaction

SHANGHAI, China, April 15, 2016 — E-House (China) Holdings Limited (“E-House” or the “Company”) (NYSE: EJ), a leading real estate services company in China, today announced that it has entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with E-House Holdings Ltd. (“Parent”) and E-House Merger Sub Ltd. (“Merger Sub”), a wholly-owned subsidiary of Parent.

Pursuant to the Merger Agreement, Parent will acquire the Company for a cash consideration equal to US$6.85 per ordinary share of the Company (each, a “Share”) or American depositary share of the Company, each American depositary share representing one Share (each, an “ADS”).

Subject to the terms and conditions of the Merger Agreement, at the effective time of the merger, Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent, and each of the Shares (including Shares represented by ADSs) issued and outstanding immediately prior to the effective time of the merger will be cancelled and cease to exist in exchange for the right to receive US$6.85 per Share or ADS, in each case, in cash, without interest and net of any applicable withholding taxes, except for (i) Shares (including Shares represented by ADSs) beneficially owned by Mr. Xin Zhou, the co-chairman of the board of directors and chief executive officer of the Company, Kanrich Holdings Limited, On Chance, Inc. and Jun Heng Investment Limited, each controlled by Mr. Zhou, Mr. Neil Nanpeng Shen, a member of the board of directors of the Company, Smart Create Group Limited and Smart Master International Limited, each controlled by Mr. Shen, and SINA Corporation (collectively, the “Buyer Group”), (ii) Shares (including Shares represented by ADSs) owned by the Company or any of its subsidiaries, (iii) Shares (including Shares represented by ADSs) held by the ADS depositary and reserved for issuance and allocation pursuant to the Company’s share incentive plan, and (iv) Shares owned by holders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the merger pursuant to Section 238 of the Companies Law of the Cayman Islands, which Shares will be cancelled at the effective time of the merger except for the right to receive the fair value of such Shares determined in accordance with the provisions of Section 238 of the Companies Law of the Cayman Islands.

The Buyer Group intends to fund the merger through a combination of a committed loan facility in the amount of $350 million arranged by Shanghai Pudong Development Bank Co., Ltd., Nanhui Sub-Branch (the “Lender”) pursuant to a debt commitment letter issued by the Lender and equity contributions of members of the Buyer Group pursuant to equity commitment letters issued by such members.

The Company’s board of directors, acting upon the unanimous recommendation of the special committee formed by the board of directors (the “Special Committee”), has unanimously approved the Merger Agreement, and resolved to recommend that the Company’s shareholders vote to authorize and approve the Merger Agreement and the transactions contemplated by the Merger Agreement, including the merger. The Special Committee, which is composed solely of independent directors of the Company who are unaffiliated with Parent, Merger Sub or any member of the Buyer Group or the management of the Company, exclusively negotiated the terms of the Merger Agreement with the Buyer Group with the assistance of its independent financial and legal advisors.

The merger, which is currently expected to close during the second half of 2016, is subject to various closing conditions, including a condition that the Merger Agreement be authorized and approved by an affirmative vote of shareholders representing two-thirds or more of the Shares present and voting in person or by proxy as a single class at an extraordinary general meeting of the Company’s shareholders. As of the date of the Merger Agreement, the Buyer Group beneficially owned, in the aggregate, approximately 44.9% of the outstanding Shares (including Shares represented by ADSs). Pursuant to a voting agreement entered between the Buyer Group and Parent, the members of the Buyer Group have agreed to vote all the Shares and ADSs beneficially owned by them in favor of the authorization and approval of the Merger Agreement and the merger. If completed, the merger will result in the Company becoming a privately-held company and its ADSs will no longer be listed on the New York Stock Exchange.

The Company will prepare and file with the U.S. Securities and Exchange Commission (the “SEC”) a Schedule 13E-3 transaction statement, which will include a proxy statement of the Company. The Schedule 13E-3 will include a description of the Merger Agreement and contain other important information about the merger, the Company and the other participants in the merger.

In connection with the merger, Duff & Phelps, LLC and Duff & Phelps Securities, LLC (collectively, “Duff & Phelps”), are serving as the financial advisor to the Special Committee, Davis Polk & Wardwell LLP is serving as U.S. legal counsel to the Special Committee and Walkers is serving as Cayman Islands legal counsel to the Special Committee. Cleary Gottlieb Steen & Hamilton LLP is serving as legal counsel to Duff & Phelps.

Skadden, Arps, Slate, Meagher & Flom LLP is serving as U.S. legal counsel to the Buyer Group, and Travers Thorp Alberga is serving as Cayman Islands legal counsel to the Buyer Group.

Additional Information about the Transaction

The Company will furnish to the U.S. Securities and Exchange Commission (the “SEC”) a report on Form 6-K regarding the merger, which will include as an exhibit thereto the merger agreement. All parties desiring details regarding the merger are urged to review these documents, which will be available at the SEC’s website (http://www.sec.gov).

In connection with the merger, the Company will prepare and mail a proxy statement to its shareholders. In addition, certain participants in the merger will prepare and mail to the Company’s shareholders a Schedule 13E-3 transaction statement that will include the proxy statement. These documents will be filed with or furnished to the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE MERGER AND RELATED MATTERS. In addition to receiving the proxy statement and Schedule 13E-3 transaction statement by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the merger and related matters, without charge, from the SEC’s website (http://www.sec.gov) or at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549.

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from the Company’s shareholders with respect to the merger. Information regarding the persons who may be considered “participants” in the solicitation of proxies will be set forth in the proxy statement and Schedule 13E-3 transaction statement relating to the merger when it is filed with the SEC. Additional information regarding the interests of such potential participants will be included in the proxy statement and Schedule 13E-3 transaction statement and the other relevant documents filed with the SEC when they become available.

This announcement is neither a solicitation of a proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that may be made with the SEC should the merger proceed.

About E-House

E-House (China) Holdings Limited (“E-House”) (NYSE: EJ) is China’s leading real estate services company with a nationwide network covering more than 260 cities. E-House offers a wide range of services to the real estate industry, including real estate online services through our 70%-owned subsidiary, Leju Holdings Limited (NYSE: LEJU), primary sales agency, secondary brokerage, information and consulting, offline advertising and promotion, real estate investment management and financial services, and mobile community value-added services. E-House has received numerous awards for its innovative and high-quality services, including “China’s Best Company” from the National Association of Real Estate Brokerage and Appraisal Companies and “China Enterprises with the Best Potential” from Forbes. For more information about E-House, please visit http://www.ehousechina.com.

Safe Harbor: Forward-Looking Statements

This press release contains statements that express the Company’s current opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (the “Act”). These forward-looking statements can be identified by terminology such as “if,” “will,” “expected” and similar statements. Forward-looking statements involve inherent risks, uncertainties and assumptions. Risks, uncertainties and assumptions include: uncertainties as to how the Company’s shareholders will vote at the meeting of shareholders; the possibility that competing offers will be made; the possibility that financing may not be available; the possibility that various closing conditions for the transaction may not be satisfied or waived; and other risks and uncertainties discussed in documents filed with the SEC by the Company, as well as the Schedule 13E-3 transaction statement and the proxy statement to be filed by the Company. These forward-looking statements reflect the Company’s expectations as of the date of this press release. You should not rely upon these forward-looking statements as predictions of future events. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Investor Relations Department

E-House (China) Holdings Limited

Phone: +86 (21) 6133-0809

E-mail: ir@ehousechina.com

Mr. Derek Mitchell

Ogilvy Financial

In the U.S.: +1 (646) 867-1888

In China: +86 (10) 8520-6139

E-mail: ej@ogilvy.com